File No. 70-9789

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                     AMENDMENT NO. 1 TO FORM U-1 DECLARATION
                                      UNDER
                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                       (Name of company filing this statement
                     and address of principal executive offices)

                                  Cinergy Corp.

                       (Name of top registered holding company)

Lisa D. Gamblin                                    George Dwight II
Vice President & Treasurer                         Senior Counsel
Cinergy Corp.                                      Cinergy Corp.
139 East Fourth Street, 24AT2                      139 East Fourth Street, 25AT2
Cincinnati, Ohio 45202                             Cincinnati, Ohio 45202
                                                   513-287-2643 (ph)
                                                   513-287-3810 (f)
                                                   gdwight@cinergy.com

(Name and address of agents for service)

The declaration as previously filed is hereby amended and restated to read in its entirety as follows:

Item 1.  Description of Proposed Transactions

         Cinergy Corp., a Delaware corporation and registered public utility holding company ("Cinergy" or the "Company"), seeks Commission authorization under the Public Utility Holding Company Act of 1935, as amended (the "Act"), to amend its certificate of incorporation and to solicit proxies with respect thereto, as described below. As a preliminary matter, so that it may mail proxy solicitation materials in a timely manner, Cinergy requests issuance of a combined notice of the proposed transactions and order authorizing the solicitation of proxies by not later than March 9, 2001.

         By order dated June 23, 2000 in File No. 70-9577 (HCAR No. 27190), the Commission authorized Cinergy over a five-year period commencing with the date of the Commission's order to engage in various financing transactions, including issuing preferred securities, subject to the terms and conditions specified in the order.

         Under its certificate of incorporation, Cinergy is currently authorized to issue one class of stock, namely, 600 million shares of common stock, $0.01 par value per share (the "Common Stock"), 158,967,661 shares of which were issued and outstanding on October 31, 2000.

         Cinergy intends to amend its certificate of incorporation to permit the Company to issue up to 10,000,000 shares of preferred stock in one or more series with the terms of each series to be determined by Cinergy's Board of Directors (the "Proposed Amendment"). Under the Delaware General Corporation Law, Cinergy may amend its certificate of incorporation to create new classes of stock upon appropriate action by the Board of Directors and shareholders duly adopting the Proposed Amendment. In particular, in order for the Proposed Amendment to be duly adopted, following adoption of the Proposed Amendment by Cinergy's Board of Directors, not less than a majority of the outstanding shares of Common Stock entitled to vote thereon must vote in favor of the Proposed Amendment.

         Cinergy's Board of Directors has unanimously approved the Proposed Amendment. The Proposed Amendment will be submitted to shareholders at the next annual meeting, scheduled to take place on May 1, 2001. Cinergy proposes to begin mailing proxy solicitation materials to shareholders on or about March 19, 2001.

Item 2.  Fees, Commissions and Expenses

         The fees, commissions, and expenses paid or to be paid or incurred by Cinergy or any associate company thereof in connection with the proposed transactions are estimated as follows:

Fees of proxy solicitation consultant                                  $8,500
Printing, mailing, miscellaneous                                       $150,000
TOTAL                                                                  $158,500

Item 3.  Applicable Statutory Provisions

         Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the proxy solicitation described herein. Section 6(a)(2) is applicable to the Proposed Amendment. Rule 54 under the Act is also applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of Rule 53(a). As of December 31, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,371.2 million. This amount is equal to approximately 119% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended
December 31, 2000, of approximately $1,151.2 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings" ("100% Cap"). Further, by order dated June 23, 2000 (HCAR No. 27190), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order, specifically, $1,000,000,000 in addition to Cinergy's aggregate investment at the date of such order
(approximately $731,000,000) ("$1.73 Billion Cap"). Therefore, although Cinergy's aggregate investment at December 31, 2000, exceeds both the 50% "safe harbor" limitation and the 100% Cap, this investment level is permitted under the $1.73 Billion Cap.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of December 31, 2000, Cinergy's consolidated capitalization consisted of 41.3% equity and 58.7% debt. These ratios are within acceptable ranges, as further reflected by the fact that at December 31, 2000, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The proposed transactions -- that is, the solicitation of proxies and proposed charter amendment to permit issuance of preferred stock -- will themselves have no impact on Cinergy's consolidated capitalization. Of course, to the extent that Cinergy ultimately issues preferred stock, that will tend to increase the equity component of capitalization.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         The proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

Item 5.  Procedure

         Cinergy requests that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this Declaration, together with an order under Section 12(e) and Rule 62 permitting Cinergy to solicit proxies with respect to the Proposed Amendment.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

     A-1 Certificate of incorporation of Cinergy (incorporated by reference from Cinergy's 1993 Form 10-K in File No. 1-11377)

     A-2 By-laws of Cinergy, as amended on April 27, 2000 (incorporated by reference from Cinergy's March 31, 2000 Form 10-Q in File No. 1-11377)

     B-1 Preliminary proxy statement (incorporated by reference from preliminary proxy statement in File No. 001-11377 filed with the Commission on February 9,
2001)

     B-2 Form of proxy (incorporated by reference from form of proxy included with preliminary proxy statement in File No. 001-11377 filed with the Commission on February 9, 2001)

     C Not applicable

     D Not applicable

     E Not applicable

     F-1 Preliminary opinion of counsel

     G Form of notice and order permitting proxy solicitation (previously filed)

(b)      Financial Statements

     NOTE: Cinergy corporate and consolidated actual and pro forma financial statements are omitted since the proposed transactions will have no impact thereon.

Item 7.  Information as to Environmental Effects

         (a) The  Commission's  action in this  matter will not  constitute  any
major  federal  action   significantly   affecting  the  quality  of  the  human
environment.

         (b)  No  other   federal   agency  has  prepared  or  is  preparing  an
environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended application to be signed on its behalf by the officer indicated below.

         Dated:  March 5, 2001

                                                 Cinergy Corp.

                                            By:  /s/Wendy L. Aumiller
                                                  Assistant Treasurer